

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 15, 2017

Robert McDermott
President
iMedicor, Inc.
13506 Summerport Parkway #160
Windermere, FL 34786

>   **Re: iMedicor, Inc.**
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed May 11, 2017**
>   **File No. 000-52765**

Dear Mr. McDermott:

We have reviewed your revised filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 12, 2017 letter.

General

1.   We note your revised disclosure in response to prior comment 2. Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. In this regard, it appears the consenting executive officers, directors, and holders of greater than five percent of voting power hold approximately 33% of the voting power, though you assert that you received consent from holders of 54.5% of your common stock on an as converted basis. Please tell us the sequence of events through which consents from holders other than your officers, directors and holders of greater than five percent of voting power were obtained and provide an analysis as to whether such activities constitute a solicitation as defined in Rule 14a-1(l). Alternatively, if you conclude that you did engage in a solicitation, please file a preliminary proxy statement on Schedule 14A.

Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc: Samuel B. Fortenbaugh